Exhibit 4.22

AMENDED AND RESTATED AGREEMENT ON

THE GRANTING OF PARTICIPATING LOANS

DATED 1 DECEMBER 2004

BETWEEN

EURO DISNEY S.C.A.

AND

EURO DISNEYLAND S.N.C.

as Borrowers

AND

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS.

as Lender

LAW FIRM AT THE COURT OF PARIS

26, cours Albert 1er 75008 Paris Tel. +33 (0)1 40 75 60 00 Fax +33 (0)1 43 59 37 79

E-mail info@gide.com www.gide.com

BETWEEN THE UNDERSIGNED

1.                            EURO DISNEY S.C.A., a société en commandite par actions [French limited partnership] with a share capital of € 10,826,802.92, which registered office is at Immeubles Administratifs, Route Nationale 34, 77700 Chessy, entered in the Meaux Trade Register under number 334 173 887, represented by Mr. Jeffrey R. Speed, duly authorised for the purpose hereof, hereinafter “Euro Disney S.C.A.”, and until completion of the Transfer, the “Operating Company”

2.                            EURO DISNEYLAND S.N.C., a société en nom collectif [general partnership] with a share capital of € 152,000, which registered office is at Immeubles Administratifs, Route Nationale 34, 77700 Chessy, entered in the Meaux Trade Register under number 350 141 818, represented by Mr. Dominique Le Bourhis, duly authorised for the purpose hereof, hereinafter the “Finance Company”

3.                            LA CAISSE DES DÉPÔTS ET CONSIGNATIONS, an établissement public à statut special constituted pursuant to the law of 28 April 1816, codified under article L. 518-7 et seq. of the monetary and financial Code, which main office is situated at 56, rue de Lille, 75007 Paris, represented by Mr. Jean-François de Caffarelli, duly authorised for the purpose hereof, hereinafter “CDC” or the “Lender”.

LIST OF ANNEXES

ANNEX I	Repayment and Interest Payment Schedules for Participating Loans

	•	Applicable schedule to the Participating Loan to the Operating Company

	•	Applicable schedule to the Participating Loan to the Finance Company

WHEREAS:

(A)       In accordance with the provisions of the agreement entitled “Agreement for the Creation and Operation of Euro Disneyland in France” entered into with the French Government on 24 March 1987 (the “Master Agreement”), the Borrowers were set up in order to implement and operate the “Euro Disneyland” project involving the construction of a theme park situated in Marne-la-Vallée (the “Disneyland Park”) and its peripheral development (the “Project”).

CDC agreed to grant the Borrowers loans for the part financing of Phase IA of the Project. These loans include two participating loans for which the total principal amount as at 30 September 2004 was four hundred and two million seven hundred and twelve thousand nine hundred and forty euros and seventy nine cents (€402,712,940.79) (the “Participating Loans”), which are broken down as follows:

•                  a Participating Loan for which the total principal amount as at 30 September 2004, was one hundred and twenty-eight million two hundred and ninety-four thousand nine hundred and ninety-four euros and ninety-four cents (€128,294,994.94), granted by CDC to the Operating Company under the terms of a Participating Loan Agreement dated 7 May 1992 as modified and amended (the “Participating Loan to the Operating Company”);

•                  a Participating Loan for which the total principal amount as at 30 September 2004 was two hundred and seventy-four million four hundred and seventeen thousand nine hundred and forty-five euros and eighty-five cents (€274,417,945.85), granted by CDC to the Operating Company under the terms of three Participating Loan Agreements dated 25 November 1989, 30 May 1990 and 19 November 1990, as modified and amended (the “Participating Loan to the Finance Company”).

The above amounts take into account the conversion of a proportion of the Participating Loans granted to the Finance Company (without changing the debtor) into Ordinary Loans in the total amount of €125,000,000 (one hundred and twenty-five million euros), as described in paragraph (C) of this introduction.

(B)       The terms and conditions applicable to the Participating Loans were laid down in an agreement on the granting of participating loans dated 17 May 1989 (the “Agreement on the Granting of Participating Loans”) as amended by a supplemental agreement no. 1 dated 10 August 1994 and a supplemental agreement no. 2 dated 30 September 1999 (these amendments being referred hereinafter as the “Amendments”). At the same time as the aforementioned supplemental agreement no. 1 was signed, a common agreement was entered into among the banks party to the Phase IA Loan Agreement, CDC, the partners of Euro Disneyland S.N.C. party to the Phase IA Partners Advances Agreement, the banks party to the Phase IB Loan Agreement, the partners of the Hotel SNCs and the lenders party to the Phase IB Advances Agreement on the one hand (the “Creditors”), CDC, BNP Paribas and Calyon as agents on the other hand and Euro Disney S.C.A., Euro Disneyland S.N.C. and other companies of the Euro Disney Group (the “Common Agreement”).

The various provisions of the Common Agreement include a certain number of Common Undertakings signed by Euro Disney S.C.A., Euro Disneyland S.N.C. and other companies of the Euro Disney Group vis-à-vis the Creditors. The Common Agreement dated 10 August 1994 has been amended and restated pursuant to the terms of an agreement dated today, to which Euro Disney Associés is also a party (the “Amended and Restated Common Agreement”).

(C)       As a result of financial difficulties experienced by the Euro Disney Group, Euro Disney S.C.A, Euro Disneyland S.N.C., EDL Hôtels S.C.A, the Hotel SNCs, The Walt Disney Company, CDC along with the banks party to the Phase IA Loan Agreement, the banks party to the Phase IB Loan Agreement and the Phase IA Partners and the Phase IB Lenders, as represented by their respective agents BNP Paribas and Calyon, came together with a view to drawing up, on 8 June 2004, a memorandum of agreement for the purpose of agreeing on the necessary measures for restoring its financial balance the terms of which had been approved by the steering committee then amended pursuant to a letter dated 20 September 2004 addressed by Euro Disney S.C.A. to the Creditors, said memorandum as amended by the aforementioned letter having been agreed upon by all parties pursuant to a letter dated 30 September 2004 (the “Memorandum of Agreement”).

The main purpose of the Memorandum of Agreement, in relation to the Participating Loans, is:

(i)                           to reschedule the repayments for the Participating Loans for which a new schedule based on a semi-annual or annual repayments, as the case may be, is given in Annex I attached hereto;

(ii)                        to make provision for contractual provisions in connection with the servicing of the Participating Loans until the Realisation of Capital Increase Date;

(iii)                     to convert the Participating Loan granted to the Finance Company (without changing the debtor) into an Ordinary Loan of a total amount of €125,000,000 (one hundred and twenty-five million euros);

(iv)                    to make provision for the transfer, by Euro Disney S.C.A. to Euro Disney Associés, of the Participating Loan to the Operating Company on the date of completion of the contribution agreed between the Euro Disney S.C.A. and Euro Disney Associés (subject to the rules governing demergers and without entailing a squeeze out) for all or almost all of the assets and liabilities of Euro Disney S.C.A. to Euro Disney Associés under the contribution agreement entered into between Euro Disney S.C.A. and Euro Disney Associés on 30 September 2004, as amended on 8 November 2004 (the “Transfer”); and

(v)                       to make provision for an increase in the interest rates applicable to the Participating Loans.

(D)       As a consequence of the execution of the Memorandum Agreement and for the purpose of implementing it, the Agreement on the Granting of Participating Loans will have to be amended; in addition, the parties hereto wish to dispose of a version of the Agreement on the Granting of Ordinary Loans inclusive of the Amendments and that deletes from its text any historic provision that has become obsolete, that updates certain obsolete references, that clarifies the drafting of certain provisions, that reflects the consequences of the Transfer and that harmonizes certain terms of the Agreement on the Granting of Ordinary Loans with the rest of the documentation relating to the Project.

(E)        The purpose of this agreement is to materially integrate the Agreement on the Granting of Participating Loans and the amendments set forth in paragraph (D) above and to restate the Agreement on the Granting of Ordinary Loans in all its provisions that have not been amended by this agreement.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS

ARTICLE 1.       DEFINITIONS

The words and expressions defined in this agreement will have the meaning given to it in this agreement.

“Agreement on the Granting of Ordinary Loans” means the agreement dated 17 May 1989, as amended by a supplemental agreement no.1 on 10 August 1994 and by a supplemental agreement no. 2 on 30 September 1999 and as amended and restated pursuant to an agreement dated as of the date hereof, between the Borrowers and CDC, pursuant to which agreement CDC is making available to the Borrowers the ordinary loans (the “Ordinary Loans”).

“Agreement on the Granting of Participating Loans” has the meaning given to it in the introduction to this agreement.

“Amended and Restated Agreement on the Granting of Participating Loans” means this agreement.

“Amended and Restated Common Agreement” has the meaning given to it in the introduction to this agreement.

“Annex” means any annex to this agreement.

“Article” means any article to this agreement.

“Borrowers” means the Operating Company and the Finance Company and “Borrower” means any one of them.

“Cash Pledge” has the meaning given to it in Article 3.2.2.

“CDC Agreements” means the Agreement on the Granting of Ordinary Loans and the Amended and Restated Agreement on the Granting of Participating Loans.

“CDC Loans Agreements Second Park” means the loan agreements – tranches A, B, C and D – entered into on 30 September 1999 between the Operating Company and CDC, as amended and restated as of 1 December 2004, and the loan agreement with respect to tranche E to be entered into on the Realisation of Capital Increase Date at the latest.

“Common Agreement” has the meaning given to it in the introduction to this agreement.

“Disneyland Park” has the meaning given to it in the introduction to this agreement.

“EURIBOR” means, in relation to any Interest Period under the Participating Loans, the euro interbank rate expressed in the form of an annual rate, as displayed on the TELERATE screen page 248 by the European Banking Federation, at around 11h00 (Brussels time) two (2) Target Days before the first day of said Interest Period (or, if this date of calculation is not a Working Day, the first Working Day which is at least two (2) Target Days before the first day of said Interest Period) on which interbank deposits in euro are offered between leading banks within the euro zone for a period of time equal to said Interest Period.

If this rate is not displayed on the TELERATE screen or at the EURIBOR page of Reuters, it will be replaced by a rate calculated by CDC, which equals the arithmetic average (rounded up, where necessary, to the next sixteenth of a percent) of the annual rates quoted at the request of CDC by the Reference Banks at around 15h00 (Brussels time) two (2) Target Days before the first day of the Interest Period in question (or if this date of calculation is not a Working Day, the first Working Day which is at least two (2) Target Days before the first day of this Interest Period) on which deposits in euro are offered by the Reference Banks to leading banks in the euro zone interbank market for a period of time equal to the Interest Period in question and starting on the first day of this Interest Period and for an amount comparable to the amount to be financed, it being specified that if a Reference Bank does not quote rates at the request of CDC, this rate will be determined by CDC under the conditions laid down in this paragraph on the basis of the rates quoted by at least two other Reference Banks. If no Reference Bank quotes rates at the request of CDC, or if just one Reference Bank does so, the interest rate to be applied for the Interest Period in question will be CDC’s cost of refinancing on the interbank market for the sums for which the EURIBOR is applied on the date at which such interest rate is determined.

“Euro Disney Associés” means Euro Disney Associés, société en commandite par actions [partnership limited] with a share capital of €109,997,848.20, whose registered office is at Immeubles Administratifs, Route Nationale 34, 77700 Chessy, entered in the Meaux Trade Register under number 397 471 822, a company required to apply this agreement, as it concerns the Operating Company, at the time of the Transfer. It is specified that until 30 September 2004, Euro Disney Associés existed under the form of a société en nom collectif [general partnership].

“Euro Disney Group” means Euro Disney S.C.A. and its present and future affiliates.

“Events of Default” has the meaning given to it in Article 10 (Events of Default).

“Financing Agreements” means the following agreements: Phase IA Loan Agreement, CDC Agreements, Phase IA Partners Advances Agreements, Phase IB Loan Agreement, Phase IB Advances Agreement.

“Financial Year” has the meaning given to it in the Common Undertakings.

“Hotel SNCs” means the following sociétés en nom collectif [general partnerships]: Hôtel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hôtel Associés S.N.C., Hôtel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C.

“Instalments” has the meaning given to in Article 3.2 (Payment of interest and repayment of principal).

“Interest Period” means, for the purposes of calculating the interest specified in Article 3.3 (Default interest), an interest period of three (3) months.

“Common Undertakings” means the covenants listed in Annex V of the Amended and Restated Common Agreement as amended by supplemental agreement, pursuant to any authorisation or waiver granted in accordance with the Amended and Restated Common Agreement.

“Loans” means the Participating Loans and Ordinary Loans collectively.

“Master Agreement” has the meaning given to it in the introduction to this agreement.

“Memorandum of Agreement” has the meaning given to it in the introduction to this agreement.

“New Revolving Credit Facility” has the meaning given to it in the Amended and Restated Common Agreement.

“Ordinary Loans” means, collectively, the ordinary loans granted by CDC to the Borrowers under the Amended and Restated Agreement on the Granting of Ordinary Loans.

“Participating Loan Agreements” means the participating loan agreements entered into in accordance with the Agreement on the Granting of Participating Loans pursuant to the model set forth in Annex VI of the Agreement on the Granting of Participating Loans, as modified by the Amendments, namely:

(i)                           the participating loan agreement entered into on 7 May 1992 between the Operating Company and CDC bearing number 21 800122 01, as amended by supplemental agreement no. 1 dated 10 August 1994 and by supplemental agreement no. 2 dated 30 September 1999 (which attributed the number 21 800 122 02 to the participating loan agreement granted to the Operating Company) (the “Participating Loan to the Operating Company Agreement”)

(ii)                        the participating loan agreement entered into on 25 November 1989 between the Finance Company and CDC bearing number 21 800119 01, as amended by supplemental agreement no. 1 dated 10 August 1994 and by supplemental agreement no. 2 dated 30 September 1999;

(iii)                     the participating loan agreement entered into on 30 May 1990 between the Finance Company and CDC bearing number 21 800120 01, as amended by supplemental agreement no. 1 dated 10 August 1994 and by supplemental agreement no. 2 dated 30 September 1999; and

(iv)                    the participating loan agreement entered into on 19 November 1990 between the Finance Company and CDC bearing number 21 800121 01, as amended by supplemental agreement no. 1 dated 10 August 1994 and by supplemental agreement no. 2 dated 30 September 1999;

it being specified that the three participating loans mentioned in paragraphs (ii), (iii) and (iv) above were amalgamated, under the terms of supplemental agreement no. 2 dated 30 September 1999 to which reference is made in these paragraphs, into a single agreement henceforth bearing the number 21 800 642 01 (the “Participating Loan to the Finance Company Agreement”);

and “Participating Loan Agreement” means either of these.

“Participating Loans” means the Participating Loan to the Finance Company and the Participating Loan to the Operating Company; and “Participating Loan” means any one of them.

“Participating Loan to the Finance Company” means the participating loan granted by the CDC to the Finance Company pursuant to the Agreement on the Granting of Participating Loans and the Participating Loan to the Finance Company Agreement, to be governed, pursuant to the stipulations of Article 12.9 (Suspensive effect – Entry into force), by the Amended and Restated Agreement on the Granting of Participating Loans, it being specified that the Participating Loan to the Finance Company, which principal amount was as of 30 September 2004, two hundred seventy four million four hundred seventeen thousand nine hundred forty five euros and eighty five cents (€ 274,417,945.85), will represent, after conversion of part of the Participating Loan granted to the Finance Company, a principal amount of one hundred forty nine million four hundred seventeen thousand eight hundred forty five euros and eighty five cents (€ 149,417,845.85).

“Participating Loan to the Operating Company” means the participating loan granted by the CDC to the Operating Company pursuant to the Agreement on the Granting of Participating Loans and the Participating Loan to the Operating Company Agreement, to be governed, pursuant to the stipulations of Article 12.9 (Suspensive effect – Entry into force), by the Amended and Restated Agreement on the Granting of Participating Loans, which principal amount was as of 30 September 2004, one hundred twenty eight million two hundred ninety four thousand nine hundred ninety four euros and ninety four cents (€128,294,994.94).

“Partners Advances” means the subordinated loans granted by the partners of the Finance Company to the latter in accordance with the “Partners Advances Agreements” attached hereto under Annex II.

“Payment Date” means, for each Participating Loan, each date for the payment of an instalment plus related interest as set forth in the schedules attached hereto under Annex I; it being however understood that if a Payment Date falls on a non-Working Day, the Payment Date will be deferred until the next Working Day.

“Phase IA” has the meaning given to it in the Amended and Restated Common Agreement.

“Phase IA Banks” means the banks and financial institutions party to the Phase IA Loan Agreement.

“Phase IA Loan Agreement” means the multi-currency credit facility agreement dated 5 September 1989 which operates by drawings or the issuance of letters of credit between the Operating Company, the Finance Company and the Phase IA Banks, as amended and restated as of 1 December 2004.

“Phase IA Partners” means the shareholders of the Finance Company party to the Phase IA Partners Advances Agreement.

“Phase IA Partners Advances Agreement” means the partners advances agreement dated 26 April 1989 between the Finance Company and its partners, as amended and restated as of 1 December 2004.

“Phase IB Advances Agreement” means the agreement dated 26 April 1991 between EDL Hôtels S.C.A., the Hotel SNCs, their partners as well as banks and financial institutions, as amended and restated as of 1 December 2004.

“Phase IB Loan Agreement” means the credit facility agreement dated 25 March 1991 between EDL Hôtels S.C.A., the Hotel SNCs and banks and financial institutions, as amended and restated as of 1 December 2004.

“Phase IB Lenders” means the lenders party to the Phase IB Advances Agreement.

“Project” has the meaning given to it in the introduction to this agreement.

“Realisation of Capital Increase” means the increase in the share capital of Euro Disney S.C.A. the gross proceeds of which must equal at least two hundred and fifty million euros (€250,000,000), i.e. the issue, subscription and payment in full of the issue price of the corresponding new shares.

“Realisation of Capital Increase Date” means the date at which the Realisation of Capital Increase will be completed which date shall occur at the latest on 31 March 2005.

“Reference Bank” means the main branches in Paris of Deutsche Bank AG, BNP Paribas, Calyon and Société Générale.

“Restored Amount” has the meaning given to it in Article 10.2 (Consequences of Events of Default).

“Revolving Credit Facility” has the meaning given to it in the Amended and Restated Common Agreement.

“Target Day” means a day when the TARGET system (Trans-European Automated Real-Time Gross Settlement Express Transfer System) is open.

“Transfer” has the meaning given to it in the introduction to this agreement.

“Working Day” means any whole day (other than a Saturday or a Sunday) when banks are open for ordinary business in Paris.

The terms defined in the Master Agreement which are used, but not defined, in this agreement have the meaning given to them in the Master Agreement.

ARTICLE 2.       TOTAL MAXIMUM PRINCIPAL AMOUNT

2.1                                         Participating Loan to the Operating Company

The principal amount of the Participating Loan to the Operating Company was, as at 30 September 2004, one hundred and twenty-eight million two hundred and ninety-four thousand nine hundred and ninety-four euros and ninety-four cents (128,294,994.94 €).

2.2                                         Participating Loan to the Finance Company

The principal amount of the Participating Loan to the Finance Company (i) was as at 30 September 2004 two hundred and seventy-four million four hundred and seventeen thousand nine hundred and forty-five euros and eighty-five cents (€274,417,945.85), and (ii) will be, on the Realisation of Capital Increase Date (following the conversion of a part of the Participating Loan granted to the Finance Company into an Ordinary Loan granted to the Finance Company, up to one hundred twenty five million euros (125,000,000 €), with retroactive effect as of 1 October 2004), one hundred and forty-nine million four hundred and seventeen thousand nine hundred and forty-five euros and eighty-five cents (€149,417,945.85);

ARTICLE 3.       PAYMENT OF INTEREST – REPAYMENT OF PRINCIPAL

3.1                                         Interest

Each Participating Loan will bear interest on the principal amount remaining outstanding, until the date on which it has been repaid in full, at an interest rate calculated as described in the tables given in Annex I attached hereto.

Interest will be calculated on the exact number of days based on a year of 365 or 366 days, as the case may be.

3.2                                         Payment of interest and repayment of principal

3.2.1                              Subject to the stipulations of article 3.4 (Transitory Period), the principal will be repaid on each Payment Date for each of the corresponding Participating Loans.

The total principal amount that will be due and repayable for each of the Participating Loans on each of the Payment Dates (an “Instalment”) will be equal to the amount shown on the relevant date in the relevant repayment schedule shown in Annex I to this agreement. Provided that this agreement comes into effect in accordance with the provisions of Article 12.8 (Suspensive effect – Entry into force) below, the first Instalment applicable to the Participating Loan to the Operating Company will be due and payable on 30 April 2005, and the first Instalment applicable to the Participating Loan to the Finance Company will be due and payable on 2 May 2005.

3.2.2                              Interest on the total principal amount not yet repaid for each Participating Loan will be paid for each Participating Loan by each Borrower concerned, on each of the Payment Dates.

Interest under each Instalment will be calculated on the exact number of days during the Instalment concerned based on a 365-day year or a 366-day year, as the case may be.

3.3                                         Default interest

If any amount payable to CDC by virtue of this agreement is not paid on its due date, interest will accrue on a daily basis on this unpaid amount from the above due date to the date on which this amount is actually paid, at the three (3) month EURIBOR rate, plus three per cent (3%) per annum. This rate may never be lower than 5.15% per annum nor higher than 7.85% per annum and will not prejudice CDC’s right to make use of the acceleration of maturity as stipulated in Article 10 (Events of Default) below.

3.4                                         Transitory Period

3.4.1                              Subject to Article 3.4.2, and 3.4.3. it has been agreed that for the period starting as of the signature date of this agreement and ending on the Realisation of Capital Increase Date the amounts due with respect to the Participating Loans will be serviced pursuant to the terms of the Agreement on the Granting of the Participating Loans.

3.4.2                              It has been agreed that the principal amount due on 30 October 2004 by the Operating Company and on 2 November 2004 by the Finance Company would not be paid to the CDC on this date. The Operating Company acting as guarantor (caution réelle) for the Finance Company and on its own behalf, pledged a sum corresponding to the aforementioned maturity, by way of cash pledge (gage espèce), to the benefit of CDC (this Cash Pledge being subject to the terms and conditions of a cash pledge agreement entered into by the Operating Company and the CDC, on the 29 October 2004) (the “Cash Pledge”). It has been agreed (i) that in case of Realisation of Capital Increase, the Cash Pledge would be returned to the Operating Company, the principal amount due being then postponed of three and a half years, as it results from the repayment schedule set forth in Annex I , it being specified that CDC will release the Cash Pledge on the Realisation of Capital Increase Date, and (ii) in case of non Realisation of Capital Increase, the CDC will be entitled to retain for good the amount of the Cash Pledge and to allocate it to the repayment of the principal amount due on 30 October 2004 and 2 November 2004.

3.4.3                              It has been agreed that interest mark up (as specified in the Memorandum of Agreement) for the period running from 1 October 2004 to the repayment dates of the Participating Loans in 2004, vis-à-vis the paid amounts at such repayment dates pursuant to Article 3.4.1 above, i.e. with respect to the Operating Company for an amount equal to eighteen thousand eight hundred fortry five euros and fourty one cents (€ 18,845.41), and with respect to the Finance Company for an amount equal to twenty four thousand two hundred seventy euros and ten cents (€ 24,270.10), will be paid the fifth Working Day following the Realisation of Capital Increase Date.

ARTICLE 4.       PREPAYMENT

4.1                                         Prepayment at the option of the Borrowers

Each of the Borrowers may prepay all or part of the Participating Loans by giving CDC a minimum written notice of thirty (30) days. Any prepayment of Participating Loans at the option of a Borrower will automatically entail the simultaneous repayment by that Borrower of an amount of Ordinary Loans so that, for each Borrower, the ratio between Participating Loans and Ordinary Loans outstanding at any given day is always equal to 53.39 / 46.61.

Any prepayment of a principal amount at the option of a Borrower must be accompanied by the payment of the interest accrued on the principal amount repaid up to the value date of this prepayment. This interest will be calculated on the basis of a 365-day year or a 366-day year, as the case may be.

4.2                                         Adjustment of payments and repayments following a prepayment at the option of the Borrowers

The principal amount of any partial prepayment will be charged against the principal amount owed on the Payment Dates, starting with the earliest Payment Date. CDC will send the Borrower concerned one or several new repayment schedules for the Participating Loan in question, which will replace the repayment schedule set forth in Annex I attached hereto.

4.3                                         Any repayment, whether early or not, of any principal amount made by the Borrowers under this agreement will be final and the Borrowers will not be able to reborrow, under this agreement, the amounts thus repaid.

4.4                                         Penalty for prepayment at the option of the Borrowers

If either Borrower opts to prepay one of the Participating Loans in accordance with the provisions given in Article 4.1 (Prepayment at the option of the Borrowers) above, that Borrower will pay CDC a prepayment penalty equal to an amount corresponding to ninety (90) days of interest at a rate of 5.15% per annum on the principal amount prepaid. This interest will be calculated on the basis of ninety (90) days in a year of 365 or 366 days, as the case may be.

This penalty will be payable on the prepayment date concerned.

ARTICLE 5.       BORROWERS – SEPARATE OBLIGATIONS

The rights and obligations of each of the Borrowers under this agreement are separate and not joint.

ARTICLE 6.       WAIVER OF RECOURSE

Notwithstanding the provisions of Article L. 221–1 of the Commercial Code, but without this affecting or limiting the scope of any other provisions of this agreement, CDC expressly and irrevocably:

(i)                                             waives all claims that it would be entitled to make against any present or future partner of the Finance Company (the “Partners”) with regard to any obligation of the Finance Company under this agreement; and

(ii)                                          abstains from undertaking any action seeking to obtain the judicial liquidation or administrative receivership of the Finance Company.

ARTICLE 7.       REPRESENTATIONS AND WARRANTIES

Each Borrower, acting separately and not jointly and severally, warrants and represents, each as far as it is concerned, that, on the date of this agreement:

7.1                                         It is a properly constituted company existing legitimately under French law, it has the capacity to perform its activities as it does now, to enter into this agreement and to fulfil its obligations arising herefrom;

7.2                                         Its Manager has been duly authorised to sign this agreement by its competent management bodies;

7.3                                         The signing of this agreement and the fulfilment of the obligations arising herefrom do not contravene any significant provision of its articles of association nor any significant clause of any agreement or undertaking to which it is party or by which it is bound nor violate the laws or regulations applicable to it in such a way as to bring about the nullity of its covenants under this agreement;

7.4                                         This agreement is and will remain a legal, valid and binding covenant for the Borrower concerned, in accordance with the terms thereof;

7.5                                         No authorisation is required from any public authority for the transfer and repayment of the principal, the payment of interest and other costs inherent to this agreement; and

7.6                                         No legal proceedings are in progress or, to the knowledge of the Borrower concerned, about to be brought which might prevent or prohibit the signing or performance of this agreement or which might affect its legal capacity to assume its obligations under this agreement.

ARTICLE 8.       COVENANTS

8.1                                         Positive covenants

Until all amounts owed under this agreement are paid in full, the Borrowers undertake the following covenants:

(a)                        the Borrowers must notify CDC of any significant change in their corporate structure or operation, such as, in particular, a change of management or a change in the amount or distribution of the share capital. The Operating Company will only however be required to inform CDC of changes in the distribution of its capital if CDC makes an explicit request and the changes involved are significant;

(b)                       the Borrowers agree to observe and fulfil all of the obligations contracted under the terms of the Amended and Restated Common Agreement and the Common Undertakings;

(c)                        the Borrowers will, on a yearly basis, submit their balance sheets, income statements and annexes to CDC without fifteen (15) days of these being approved by their shareholders or partners, as applicable; and

(d)                       the Borrowers shall provide CDC with any document, agreement or information that they have to submit to Phase IA Banks or Phase IB Banks, the Phase IA Partners or Phase IB Lenders, or any of their agents, under the conditions precedent to the coming into effect of the amended and restated versions of the Phase IA Loan Agreement, of the Phase IB Loan Agreement, of the Phase IA Advances Agreement and of Phase IB Advances Agreement and in the same forms required by the aforementioned agreements.

8.2                                         Negative covenants

Until all amounts owed under this agreement are paid in full, the Borrowers covenant not to merge with another entity without the prior approval of CDC. Such approval cannot be refused if:

(i)                           the entity resulting from this merger takes over the full debt contracted or due to be contracted by virtue of this agreement by the Borrower concerned; and

(ii)                       immediately after the completion of the merger, there is no Event of Default; and

(iii)                    the entity resulting from the merger observes the terms of Article 8 of the Master Agreement;

it being however specified that CDC authorises the Operating Company to make the Transfer.

ARTICLE 9.       SUBORDINATION OF THE PARTICIPATING LOANS

The Participating Loans are subject to the provisions of law no. 78–741 of 13 July 1978 (Articles L. 313–13 et seq of the Monetary and Financial Code). In particular, in the event of the voluntary or court-ordered winding-up of the Borrowers, these Participating Loans will only be repaid after all other preferential or unsecured creditors have been paid off.

If the Borrowers are placed under administrative receivership but continue to operate, the repayment of the Participating Loans and the payment of the fees specified will be suspended throughout the entire period during which the business continuation plan is put into effect.

ARTICLE 10.  EVENTS OF DEFAULT

10.1                                  Definition of Events of Default

The occurrence of any of the following events will constitute an event of default (“Event of Default”) against the Borrowers:

(A)                                      any principal amount owed to CDC under the Participating Loans is unpaid on its due date and remains unpaid for five (5) Working Days after a notification to this effect has been sent by CDC to the Borrower concerned;

(B)                                        one of the covenants made by either of the Borrowers in Article 8 (Covenants) of this agreement, except for the covenants under the ratios set out in article 2 of the Common Undertakings, is not observed and the Borrower concerned has not remedied nor is about to remedy this default within thirty (30) days of the notification sent to that Borrower requesting that the default be remedied;

(C)                                        one of the essential representations or warranties made or given under this agreement is not observed or proves to be incorrect;

(D)                                       any non-subordinated debt resulting from a loan of sums of money totalling more than one million five hundred and twenty-four thousand four hundred and ninety euros (€1,524,490) in relation to the Finance Company, or totalling more than seven million six hundred and twenty-two thousand four hundred and fifty euros (€7,622,450) in relation to the Operating Company, is declared due and payable in advance as a result of the existence of a breach on the part of the Finance Company or the Operating Company, as applicable;

(E)                                         either Borrower requests the appointment of a conciliator or is the subject of judgment declaring its court-ordered winding-up;

(F)                                         a final judgment not subject to appeal is delivered against one of the Borrowers ordering the latter to pay a sum greater than thirty million four hundred and eighty-nine thousand eight hundred and three euros (€30,489,803), in relation to the Finance Company, or greater than seventy-six million two hundred and twenty-four thousand five hundred and eight euros (€76,224,508), in relation to the Operating Company, and the Borrower concerned does not make the payment within thirty (30) days;

(G)                                        voluntary withdrawal from the operation of Disneyland Park for a period greater than six (6) months.

10.2                                  Consequences of Events of Default

If an Event of Default occurs, CDC may declare the total outstanding amount of the Participating Loans granted to be immediately due and payable, fifteen (15) days after notification regarding an Event of Default has been sent to the Borrower concerned, except in the case of a violation of the ratios set out in article 2 of the Common Undertakings for the Financial Year N, it being specified that in such case, CDC will not have the right to notify the accelerated maturity of the Ordinary Loans before 30 January of the Financial Year N+1 or, in case of a change in the accounting principles and rules, before 28 February of Financial Year N+1, provided that such violation is remedied in the following conditions and time limits:

Euro Disney Associés may restore, as applicable, the amount of DSCR or Forecast DSCR (as such terms are defined in the Common Undertakings) through either (i) a transfer of new liquidities under the form of equity capital or Subordinated Debt (as such terms are defined in the Common Undertakings) of Euro Disney Associés or (ii) a discharge of receivables (inclusive or not of a “return to better fortunes” clause) or the carry forward of payments that may, in both cases, give rise to a payment only after the date at which all amounts owed (in principal or interest) under the CDC Loans Agreements Second Park and the CD Long Term Subordinated Debt Agreement (as such terms are defined in the Amended and Restated Common Agreement) have been paid in full and will be the subject of a subordination agreement to be entered into with CDC (the “Restored Amount”).

The Restored Amount (to be added to the numerator pursuant to the calculation of the DSCR and the Forecast DSCR) will be equal to the higher of:

(i)                                             the Restored Amount having for effect to restore the DSCR; and

(ii)                                          the Restored Amount having for effect to restore the Forecast DSCR.

The Euro Disney Associés’s cash (trésorerie) will have to have entirely benefited from the Restored Amount by 30 January of the Financial Year N+1 at the latest, or in case of a change in accounting principles and rules, by 28 February of the Financial Year N+1 at the latest.

However, this option cannot be exercised during the period of consultation with the creditors of the Borrowers and, in particular, with CDC on the authorisations to be given by them to the Borrowers under the conditions set forth in Article 3 (Authorisations relating to Common Undertakings) of the Amended and Restated Common Agreement.

ARTICLE 11.  CONFIDENTIALITY

11.1                                  CDC must regard as confidential, and therefore not disclose in any way to third parties other than their consultants or Government officials, any data, information or reports that have been provided under this agreement by either Borrower, by any entity directly or indirectly affiliated to either Borrower or by one of the agents, representatives or consultants or the Borrowers. CDC cannot disclose to third parties any of these data, information or reports without the prior written agreement of the Operating Company, which may refuse to give such agreement at their discretion except where:

(i)                          such data or information or report has become public other than by virtue of a violation by CDC, of the stipulations of this Article;

(ii)                       such disclosure is imposed by the law;

(iii)                    such disclosure is required by a court having jurisdiction;

(iv)                   such disclosure is explicitly authorised by virtue of any provision of this agreement.

11.2                                  CDC must take all necessary measures to ensure that confidential data and information provided to it under this agreement by the Borrowers, data and information which must be brought to the attention of its employees, will only be disclosed for the sole purposes of facilitating the management of this agreement and, in all cases, on condition that such data or information are regarded as strictly confidential by those employees except for the purposes of managing this agreement.

11.3                                  The provisions of this Article will be binding on CDC after the date on which all sums owed by the Borrowers to CDC under the Ordinary Loans have been paid and repaid.

ARTICLE 12.  MISCELLANEOUS

12.1                                  Applicable law – Election of jurisdiction

This agreement will be governed by French law and construed in accordance therewith.

Any dispute arising from this agreement or its interpretation will be subject to the exclusive jurisdiction of the competent courts situated within the area of jurisdiction of the Paris Court of Appeal.

12.2                                  Expenses

The Borrowers agree to pay the reasonable expenses incurred by CDC in preparing this agreement or any supplemental agreement hereto.

12.3                                  Cumulative rights and non-waiver

Any right arising for CDC under this agreement or any document submitted by virtue of this agreement or on the occasion thereof, or belonging to it in accordance with the law, may be exercised at any time regardless of the other rights belonging to it. Should CDC not exercise any right belonging to it or exercise such right tardily, this fact will not constitute a waiver on its part of its entitlement to enjoy that right. Likewise, the total or partial exercise by CDC of a right pertaining to it will not prevent it from exercising this right or another right at a later date.

12.4                                  Notifications

Any communication, request or notification to be made in accordance with the Master Agreement or this agreement will be written or made in French and will be regarded as valid if it is submitted in writing or sent by telex or fax to the other party at the addresses indicated below. Communications, requests or notifications made in accordance with the provisions of this Article will be sent:

•                  to the Operating Company at:

EURO DISNEY S.C.A. or after the Transfer, EURO DISNEY ASSOCIES S.C.A.:

Immeubles Administratifs [Administrative Buildings]

Route Nationale 34

77700 Chessy

Attn.: Direction Financement et Achats [Finance and Procurement Department]

Fax: 01 64 74 56 36.

•                  to the Finance Company at:

EURO DISNEYLAND S.N.C.

Immeubles Administratifs [Administrative Buildings]

Route Nationale 34

77700 Chessy

Attn.: Direction Financement et Achats

[Finance and Procurement Department]

Fax: 01 64 74 56 36.

•                  to CDC at:

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS

Direction des Fonds d’Épargne [Savings Funds Department]

72, avenue Pierre Mendès France

75914 Paris Cedex 13

Attn.: Direction Financière

[Finance Department]

Fax: 01 58 50 07 48

Any amendment to the above details will only be opposable after notification.

12.5                                  Severability

Even if any of the provisions of this agreement are held to be null and void or unenforceable in accordance with the applicable law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected.

12.6                                  Binding effect

This agreement will be binding on and will inure to the benefit of the Operating Company, the Finance Company and CDC, as well as their respective successors or assignees.

12.7                                  Transfer of rights

12.7.1                       The Borrowers may not transfer any of their rights or obligations hereunder without having obtained the prior written agreement of CDC, it being however specified that in accordance with the Transfer, CDC authorises Euro Disney S.C.A. to transfer its rights and obligations arising from this agreement to Euro Disney Associés.

If the Transfer is made, the Borrowers and CDC agree to sign any supplemental agreement to this agreement and to any related document which proved to be necessary or desirable in order to record Euro Disney Associés’s takeover of all the covenants of Euro Disney S.C.A. specified hereunder and under any related document. The Borrowers guarantee the observance of this covenant by Euro Disney Associés.

12.7.2                        CDC shall not transfer any of its rights or obligations pursuant to this agreement without the prior written consent of all Borrowers.

12.8                                  Absence of Novation

This agreement shall not operate novation of the debt resulting from the Participating Loans which Participating Loans terms shall remain unchanged (subject to the amendments brought to the terms of this agreement) notwithstanding the conversion of the Participating Loans into Ordinary Loans or the creation of new tranches.  This agreement has been entered into in view of setting forth setting forth in a sole agreement, the Agreement on the Granting of Participating Loans as modified by the Amendments or any necessary change made pursuant to paragraph (D) of the introduction of this agreement.

12.9                                  Suspensive effect – Entry into force

Except for the stipulations of Articles 3.4 (Transitory Period), this agreement is drawn up under the condition precedent that the Transfer and Realisation of Capital Increase be completed by no later than 31 March 2005. If this condition precedent is fulfilled, the provisions of this agreement will take effect on 1 October 2004. The parties to this agreement acknowledge that all the conditions applicable both to the Participating Loan to the Operating Company and the Participating Loan to the Finance Company are laid down and determined under the terms of this agreement. Consequently, each party to this agreement acknowledges and accepts that, as soon as the condition precedent specified above has been fulfilled, the Participating Loan Agreements will shall be exclusively governed by the Amended and Restated Agreement on the Granting of Participating Loans and the Amended and Restated Common Agreement.

It is stipulated that if the Transfer and Realisation of Capital Increase are not completed by 31 March 2005 at the latest, the Participating Loans will continue to be governed, in particular, by the provisions of the Agreement on the Granting of Participating Loans and the Common Agreement. In this eventuality, the provisions of this agreement will then be regarded as null and void and ineffective.

In addition, it is being agreed that:

(i)                                             in the absence of the Realisation of the Capital Increase, the term of the waiver set out in the waiver request addressed by Euro Disney S.C.A. to CDC as of 17 October 2003 and in the Memorandum of Agreement will be extended until 31 March 2005 or, in case of a collective bargaining pursuant to paragraph (a) of article 7.7 of the Memorandum of Agreement, until termination of certain stipulations pursuant to said article.

(ii)                                            in case of Realisation of the Capital Increase, CDC will not be entitled to claim any Event of Default set out in paragraph (i) above, in any given capacity.

12.10                           Global Effective Rate

12.10.1                In order to meet the requirements of Articles L. 313–1 and L. 313–2 of the French Consumer Code and for this purpose alone, CDC declares, by way of example, to the Operating Company, which accepts, that the annual percentage rate applicable to the Participating Loan to the Operating Company, on the basis of a year comprising three hundred and sixty-five (365) days, will be:

5.38 % per annum,

This Annual Percentage Rate has been calculated on the basis of:

•                  A rate of 5.15 % per annum; and

•                  A Participating Loan to the Operating Company for a principal amount of one hundred and twenty-eight million two hundred and ninety-four thousand nine hundred and ninety-four euros and ninety-four cents (€128,294,994.94), drawn and used in its entirety on the date of signing of this agreement.

12.10.2                In order to meet the requirements of Articles L. 313–1 and L. 313–2 of the French Consumer Code and for this purpose alone, CDC declares, by way of example, to the Finance Company, which accepts, that the annual percentage rate applicable to the Participating Loan to the Finance Company, on the basis of a year comprising three hundred and sixty-five (365) days, will be:

5.38 % per annum,

This Annual Percentage Rate has been calculated on the basis of:

•                  A rate of 5.15 % per annum; and

•                  A Participating Loan to the Finance Company for a principal amount of one hundred and forty-nine million four hundred and seventeen thousand nine hundred and forty-five euros and eighty-five cents (€149,417,945.85), drawn and used in its entirety on the date of signing of this agreement.

Made in Paris, on the 1st of December 2004,

In four (4) original copies.

For the Operating Company:

EURO DISNEY S.C.A.

By:
Name: Jeffrey R. Speed

For the Finance Company:

EURO DISNEYLAND S.N.C.

By:
Name: Dominique Le Bourhis

For CDC:

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS

By:
Name: Jean François de Caffarelli

ANNEX I

REPAYMENT AND INTEREST PAYMENT SCHEDULES FOR PARTICIPATING LOANS

APPLICABLE SCHEDULE TO PARTICIPATING LOAN TO THE OPERATING COMPANY

CAISSE DES DEPÔTS ET CONSIGNATIONS

DIRECTION DES FONDS D'EPARGNE

REPAYMENT SCHEDULE

Contract’s number before the 2004 restructuring :	0 943 973	Participating Loan
after the 2004 restructuring :	1 xxx xxx	to the Operating Company
Borrower’s number :	000 123 609	EURO DISNEYLAND S.C.A.

Principal amount :	128,294,994.94	euros
Effective Global Rate on the : 10/01/04	5.38%
Annual facial rate before interest’s increase :	5.15%

Maturity date	Annual rate	Principal outstanding amount before maturity	Repayment	Interests	Total due on maturity
10/30/2004	5.16%	128,294,994.94	0.00	6,626,077.65	6,626,077.65
04/30/2005	5.34%	128,294,994.94	0.00	3,413,718.64	3,413,718.64
10/30/2005	5.34%	128,294,994.94	0.00	3,431,820.54	3,431,820.54
04/30/2006	5.34%	128,294,994.94	0.00	3,413,718.64	3,413,718.64
10/30/2006	5.34%	128,294,994.94	0.00	3,431,820.54	3,431,820.54
04/30/2007	5.34%	128,294,994.94	0.00	3,413,718.64	3,413,718.64
10/30/2007	5.34%	128,294,994.94	0.00	3,431,820.54	3,431,820.54
04/30/2008	5.34%	128,294,994.94	320,737.49	3,422,769.59	3,743,507.08
10/30/2008	5.34%	127,974,257.45	320,737.49	3,414,218.39	3,734,955.88
04/30/2009	5.34%	127,653,519.96	384,884.99	3,396,661.51	3,781,546.50
10/30/2009	5.34%	127,268,634.97	384,884.99	3,404,384.30	3,789,269.29
04/30/2010	5.34%	126,883,749.98	449,032.48	3,376,192.94	3,825,225.42
10/30/2010	5.34%	126,434,717.50	449,032.48	3,382,092.37	3,831,124.85
04/30/2011	5.34%	125,985,685.02	513,179.98	3,352,312.96	3,865,492.94
10/30/2011	5.34%	125,472,505.04	513,179.98	3,356,370.91	3,869,550.89
04/30/2012	5.34%	124,959,325.06	577,327.48	3,333,837.18	3,911,164.66
10/30/2012	5.34%	124,381,997.58	577,327.48	3,318,445.04	3,895,772.52
04/30/2013	5.34%	123,804,670.10	705,622.47	3,294,318.73	3,999,941.20
10/30/2013	5.34%	123,099,047.63	705,622.47	3,292,924.66	3,998,547.13
04/30/2014	5.33%	122,393,425.16	769,769.97	3,254,645.95	4,024,415.92
10/30/2014	5.33%	121,623,655.19	769,769.97	3,251,337.74	4,021,107.71
04/30/2015	5.33%	120,853,885.22	898,064.96	3,210,486.83	4,108,551.79
10/30/2015	5.33%	119,955,820.26	898,064.96	3,203,531.34	4,101,596.30
04/30/2016	5.32%	119,057,755.30	1,026,359.96	3,166,827.91	4,193,187.87
10/30/2016	5.32%	118,031,395.34	1,026,359.96	3,139,462.40	4,165,822.36
04/30/2017	5.31%	117,005,035.38	1,154,654.96	3,098,230.84	4,252,885.80
10/30/2017	5.30%	115,850,380.42	8,724,059.66	3,077,899.86	11,801,959.52
04/30/2018	5.30%	107,126,320.76	1,731,982.43	2,828,942.62	4,560,925.05
10/30/2018	5.28%	105,394,338.33	11,097,517.06	2,788,715.68	13,886,232.74
04/30/2019	5.27%	94,296,821.27	2,309,309.91	2,476,213.10	4,785,523.01
10/30/2019	5.24%	91,987,511.36	13,727,564.46	2,414,555.72	16,142,120.18
04/30/2020	5.20%	78,259,946.90	3,014,932.38	2,036,549.82	5,051,482.20
10/30/2020	5.15%	75,245,014.52	16,742,496.84	1,937,559.12	18,680,055.96
10/30/2021	5.15%	58,502,517.68	16,421,759.35	3,012,879.66	19,434,639.01
10/30/2022	5.15%	42,080,758.33	19,372,544.23	2,167,159.05	21,539,703.28
10/30/2023	5.15%	22,708,214.10	22,708,214.10	1,169,473.03	23,877,687.13

APPLICABLE SCHEDULE TO PARTICIPATING LOAN TO FINANCE COMPANY

CAISSE DES DEPÔTS ET CONSIGNATIONS

DIRECTION DES FONDS D'EPARGNE

REPAYMENT SCHEDULE

After transferof Ordinary Loan amounting to :	125,000,000.00	euros

Contract’s number before the 2004 restructuring :	0 943 975	Participating Loan
after the 2004 restructuring :	1 xxx xxx	to the Finance Company
Borrower’s number :	000 123 608	EURO DISNEYLAND S.N.C.

Principal initial amount before transfer	274,408,231.03	euros
Effective Global Rate on the : 10/01/04	5.38%
Annual facial rate before interest’s increase :	5.15%

Maturity date	Annual rate	Principal outstanding amount before maturity	Repayment	Interests	Total due on maturity
11/02/2004	5.17%	149,417,945.85	0.00	7,719,294.31	7,719,294.31
05/02/2005	5.34%	149,417,945.85	0.00	3,954,683.34	3,954,683.34
11/02/2005	5.33%	149,417,945.85	0.00	4,017,930.11	4,017,930.11
05/02/2006	5.34%	149,417,945.85	0.00	3,954,683.34	3,954,683.34
11/02/2006	5.33%	149,417,945.85	0.00	4,017,930.11	4,017,930.11
05/02/2007	5.34%	149,417,945.85	0.00	3,954,683.34	3,954,683.34
11/02/2007	5.33%	149,417,945.85	0.00	4,017,930.11	4,017,930.11
05/02/2008	5.34%	149,417,945.85	373,544.86	3,965,282.07	4,338,826.93
11/02/2008	5.33%	149,044,400.99	373,544.86	3,997,319.72	4,370,864.58
05/02/2009	5.34%	148,670,856.13	448,253.84	3,934,923.27	4,383,177.11
11/02/2009	5.33%	148,222,602.29	448,253.84	3,985,808.02	4,434,061.86
05/02/2010	5.34%	147,774,348.45	522,962.81	3,911,211.17	4,434,173.98
11/02/2010	5.33%	147,251,385.64	522,962.81	3,959,708.83	4,482,671.64
05/02/2011	5.34%	146,728,422.83	597,671.78	3,883,547.08	4,481,218.86
11/02/2011	5.33%	146,130,751.05	597,671.78	3,929,594.37	4,527,266.15
05/02/2012	5.34%	145,533,079.27	672,380.76	3,862,254.15	4,534,634.91
11/02/2012	5.33%	144,860,698.51	672,380.76	3,885,189.20	4,557,569.96
05/02/2013	5.34%	144,188,317.75	821,798.70	3,816,362.87	4,638,161.57
11/02/2013	5.33%	143,366,519.05	821,798.70	3,855,312.10	4,677,110.80
05/02/2014	5.33%	142,544,720.35	896,507.68	3,770,390.14	4,666,897.82
11/02/2014	5.33%	141,648,212.67	896,507.68	3,806,635.70	4,703,143.38
05/02/2015	5.33%	140,751,704.99	1,045,925.62	3,719,213.48	4,765,139.10
11/02/2015	5.33%	139,705,779.37	1,045,925.62	3,750,684.21	4,796,609.83
05/02/2016	5.32%	138,659,853.75	1,195,343.57	3,668,715.00	4,864,058.57
11/02/2016	5.32%	137,464,510.18	1,195,343.57	3,675,697.50	4,871,041.07
05/02/2017	5.31%	136,269,166.61	1,344,761.51	3,589,107.72	4,933,869.23
11/02/2017	5.30%	134,924,405.10	10,160,420.32	3,603,693.68	13,764,114.00
05/02/2018	5.30%	124,763,984.78	2,017,142.27	3,277,106.26	5,294,248.53
11/02/2018	5.28%	122,746,842.51	12,924,652.32	3,265,178.96	16,189,831.28
05/02/2019	5.27%	109,822,190.19	2,689,523.03	2,868,410.30	5,557,933.33
11/02/2019	5.23%	107,132,667.16	15,987,720.21	2,827,212.86	18,814,933.07
05/02/2020	5.20%	91,144,946.95	3,511,321.73	2,359,029.70	5,870,351.43
11/02/2020	5.15%	87,633,625.22	19,499,041.94	2,268,896.81	21,767,938.75
11/02/2021	5.15%	68,134,583.28	19,125,497.07	3,508,931.04	22,634,428.11
11/02/2022	5.15%	49,009,086.21	22,562,109.82	2,523,967.94	25,086,077.76
11/02/2023	5.15%	26,446,976.39	26,446,976.39	1,362,019.28	27,808,995.67